UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO/A

(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
________________

Celera Corporation
(Name of Subject Company (issuer))

Spark Acquisition Corporation
a wholly owned subsidiary of

Quest Diagnostics Incorporated
(Names of Filing Persons (offerors))
________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)
________________

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940
Telephone:  (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
_______
Copy to:
Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

________________

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$683,780,048	$79,386.86

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.  Such fee equals 0.0001161% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,386.86	Filing Party: Spark Acquisition Corporation and Quest Diagnostics Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 filed with the Securities and Exchange Commission on April 18, 2011, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on March 28, 2011, by Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), and Spark Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule TO.

Items 1–11.

The Offer to Purchase is hereby amended by:

A.	Adding the following text to the cover page of the Offer to Purchase:

“On April 18, 2011, the Purchaser extended the Expiration Time until 5:00 p.m., New York City time, on May 2, 2011. The Offer may be further extended as described in this Offer to Purchase. The Depositary has indicated that, as of the close of business on April 15, 2011, 238,677 Shares had been validly tendered and not withdrawn pursuant to the Offer. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F). As described in the press release, on April 18, 2011, Celera, Quest Diagnostics and the Purchaser also amended certain provisions of the Merger Agreement and entered into a memorandum of understanding providing for the settlement of certain litigation in relation to the Offer and the Merger. Under the amendment to the Merger Agreement, attached hereto as Exhibit (d)(7), Quest Diagnostics and the Purchaser agreed to (a) extend the initial expiration date of the Offer as described in the first sentence of this paragraph, (b) permit Celera to release any party from, and waive the provisions of, any standstill (or similar) agreement to which such party and Celera are parties that was in effect as of March 17, 2011, and (c) reduce the amount of the Celera Termination Fee.”

B.	Amending and restating in its entirety the first sentence of the first paragraph of the cover page of the Offer to Purchase as follows:

“The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 17, 2011, as amended on April 18, 2011 (as so amended and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), Spark Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Quest Diagnostics, and Celera Corporation, a Delaware corporation (“Celera”).”

C.	Amending and restating the section of the Summary Term Sheet entitled “Scheduled Expiration of the Offer” as follows:

“5:00 p.m., New York City time, on May 2, 2011.”

D.	Amending and restating the response to the eighth question of the Summary Term Sheet entitled “How long do I have to decide whether to tender my Shares in the Offer?” as follows:

“You will have at least until the expiration of the Offer to tender your Shares in the Offer. The current expiration of the Offer is 5:00 p.m., New York City time, on May 2, 2011, unless we further extend the period of time for which the initial offering period of the Offer is open. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.””

E.	Amending and restating in its entirety the first sentence of the second paragraph of the “Introduction” to the Offer to Purchase as follows:

“The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 17, 2011, as amended on April 18, 2011 (as so amended and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Quest Diagnostics, the Purchaser and Celera.”

F.	Amending and restating in its entirety the second sentence of the eighth paragraph of the “Introduction” to the Offer to Purchase as follows:

“The Offer, as extended on April 18, 2011, will expire at 5:00 p.m., New York City time, on May 2, 2011, unless the Purchaser determines to, or is required to, under the Merger Agreement or applicable law, extend the period of time for which the initial offering period of the Offer is open.”

G.	Amending and restating in its entirety the second sentence of the first paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer” as follows:

“The “Expiration Time,” as extended on April 18, 2011, is 5:00 p.m., New York City time, on May 2, 2011, unless the Purchaser determines or is required to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Time will be the time and date at which the initial offering period of the Offer, as so extended, will expire.”

H.	Amending and restating in its entirety the last sentence of the fifth paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer” as follows:

“The Expiration Time for the Offer is currently scheduled for 5:00 p.m., New York City time, on May 2, 2011.”

I.
Adding the following sentence to the end of the second paragraph under the subsection “No Solicitation” of Section 11(b) of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Celera; Recent Developments Relating to Celera – The Merger Agreement” as follows:

“The Merger Agreement also provides that Celera may release any party from, and waive the provisions of, any standstill (or similar) agreement to which such party and Celera are parties that was in effect as of March 17, 2011.”

J.
Amending and restating in its entirety the fourth bullet in the second paragraph under the subsection “Fiduciary Right of Termination or Change of Board Recommendation” of Section 11(b) of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Celera; Recent Developments Relating to Celera – The Merger Agreement” as follows:

“In the event of a termination of the Merger Agreement under the foregoing circumstances, Celera pays to Quest Diagnostics $15,600,000, constituting the termination fee (the “Celera Termination Fee”).”

K.
Adding the following as a new paragraph to the end of Section 11(h) of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Celera; Recent Developments Relating to Celera – Recent Developments Relating to Celera” as follows:

“On April 18, 2011, the parties to In re Celera Corporation Shareholder Litigation (Consolidated C.A. No. 6304-VCP), pending in the Delaware Court of Chancery, and the lead plaintiffs and the lead counsel in three related actions pending in the Superior Court of the State of California in and for the County of Alameda, consolidated as Lauver v. Ordonez, et al. (collectively, the “Actions”), entered into a memorandum of understanding (the “Memorandum of Understanding”) providing for the settlement of the Actions, pursuant to which Quest Diagnostics, the Purchaser and Celera agreed to amend certain provisions of the Merger Agreement. Pursuant to the Memorandum of Understanding, the plaintiffs agreed to stay the proceedings in the Actions pending the negotiation, execution and final approval of a settlement agreement and settlement by the Delaware Court of Chancery.

Under the Memorandum of Understanding, the settlement would resolve the allegations by all plaintiffs in the Actions against all defendants in the Actions in connection with the Merger Agreement, and any disclosures related to the transactions contemplated thereby and, pending approval of the Delaware Court of Chancery, provide for a release by the putative class of Celera’s stockholders of certain claims against all defendants in the Actions and certain related persons in connection with the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Memorandum of Understanding, Celera, Quest Diagnostics and the Purchaser agreed to amend the Merger Agreement to (i) extend the initial expiration date of the Offer until May 2, 2011, (ii) permit Celera to waive any standstill (or similar) provisions in agreements it has with third parties and (iii) reduce the termination fee payable to Quest Diagnostics from $23,450,000 to $15,600,000.  Celera has also agreed, pursuant to the Memorandum of Understanding, to make certain additional disclosures in its Solicitation/Recommendation Statement on Schedule 14D-9.

In addition, the settlement is subject to the satisfaction of additional conditions relating to, among other things, negotiation of a definitive settlement agreement and receipt of approval of the settlement from the Delaware Court of Chancery.  There can be no assurance that the parties will ultimately enter into a definitive settlement agreement or that the Delaware Court of Chancery will approve the settlement.  If a definitive settlement agreement is not executed or the conditions to settlement are not met, the settlement as contemplated by the Memorandum of Understanding would be of no further force and effect.

Quest Diagnostics and the Purchaser believe that in the event the settlement contemplated by the Memorandum of Understanding becomes final, the remaining Alameda County action, Korngold v. Ayers, et al., and the two cases pending in the Northern District of California, McCreary v. Celera Corp., et al. and Andal v. Celera Corp. et al.  will be dismissed as a result of the release of claims resulting from the final order approving the settlement of the consolidated Delaware and California litigation.  In any event, Quest Diagnostics and Spark will continue to vigorously defend against such actions.

The foregoing description of the Memorandum of Understanding is qualified by reference to the full text of the Memorandum of Understanding, a copy of which is attached hereto as Exhibit (a)(5)(G).”

Item 12. Exhibits.

           Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(F)	Press release issued by Quest Diagnostics Incorporated on April 18, 2011.

(a)(5)(G)	Memorandum of Understanding, dated as of April 18, 2011.

(d)(7)	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 18, 2011, by and amongQuest Diagnostics, the Purchaser and Celera.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2011

SPARK ACQUISITION CORPORATION

By:	/s/ Michael E. Prevoznik
	Name:	Michael E. Prevoznik
	Title:	Vice President and Secretary

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
	Name:	William J. O’Shaughnessy, Jr.
	Title:	Assistant General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 28, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*
Press release issued by Celera Corporation and Quest Diagnostics Incorporated on March 18, 2011, incorporated herein by reference to the Schedule TO-C filed by Quest Diagnostics Incorporated and the Purchaser on March 18, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on March 28, 2011.

(a)(5)(C)*	Press release issued by Quest Diagnostics Incorporated on March 28, 2011.

(a)(5)(D)*	Letter from Quest Diagnostics Incorporated to Biotechnology Value Fund, L.P., dated April 1, 2011.

(a)(5)(E)*	Press release issued by Quest Diagnostics Incorporated on April 13, 2011.

(a)(5)(F)	Press release issued by Quest Diagnostics Incorporated on April 18, 2011.

(a)(5)(G)	Memorandum of Understanding, dated as of April 18, 2011.

(b)(1)*
Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report filed on Form 8-K on June 6, 2007.

(b)(2)*
Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorporated, Quest Diagnostics Receivables Inc. and the various lenders thereto (the “Credit Agreement”), incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended June 30, 2008 on Form 10-Q, filed on July 24, 2008.

(b)(3)*	Amendment No. 1 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.

(b)(4)*	Amendment No. 2 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.

(b)(5)*	Amendment No. 3 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of March 17, 2011, by and among Celera Corporation, Quest Diagnostics Incorporated and the Purchaser.

(d)(2)*	Confidentiality Agreement, dated March 9, 2010, by and between Celera Corporation and Quest Diagnostics Incorporated.

(d)(3)*	Employment Agreement, by and between Kathy Ordoñez and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(4)*	Offer Letter Agreement, by and between Michael Zoccoli and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(5)*	Offer Letter Agreement, by and between Michael Mercer and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(6)*	Offer Letter Agreement, by and between Paul Arata and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(7)	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 18, 2011, by and among Quest Diagnostics, the Purchaser and Celera.

(g)	Not applicable.

(h)	Not applicable.
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*  Previously filed.